EXHIBIT 99.1

PRESS RELEASE
FOR IMMEDIATE PUBLICATION

TIW Statement

Montréal, Canada, June 5, 2003 – At the request of the TSX, Telesystem International Wireless Inc. (“TIW”) confirms that there have been no recent material corporate developments to account for the recent trading activity in the shares of the Company.

As mentioned in its latest quarterly financial statements, the Company continues to review opportunities to refinance its corporate debt, raise new financing and sell assets.

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with almost 4.1 million managed subscribers. TIW is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Ceský Mobil a.s. The Company’s shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

FOR INFORMATION:

MEDIA: MARK BOUTET Telesystem International Wireless Inc. (514) 673-8406 mboutet@tiw.ca	INVESTORS: SERGE DUPUIS Telesystem International Wireless Inc. (514) 673-8443 sdupuis@tiw.ca

Our web site address is: www.tiw.ca